SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Century Realty Trust
                      ------------------------------------
                                (Name of Issuer)

                          Shares of Beneficial Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                   156671-10-9
                      -------------------------------------
                                 (CUSIP Number)


                                 Misty S. Gruber
                         Sonnenschein Nath and Rosenthal
                                8000 Sears Tower
                             233 South Wacker Drive
                                Chicago, IL 60606
      -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2001
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------             ---------------------------------
  CUSIP NO. 156671-10-9                              PAGE 2 OF 9 PAGES
---------------------------------             ---------------------------------

-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         David C. Eades, individually and as a trustee of The Eades Foundation and the Virginia Eades Trust


-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]

-------------------------------------------------------------------------------
 3.      SEC USE ONLY



-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         PF

-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO  ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER

     NUMBER OF                      66,700

      SHARES               ---------------------------------------------------
                           8.       SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                       24,800
                           ----------------------------------------------------
       EACH                9.       SOLE DISPOSITIVE POWER

    REPORTING
                                    66,700
      PERSON               ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
       WITH
                                    24,800

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
  CUSIP NO. 156671-10-9                              PAGE 3 OF 9 PAGES
---------------------------------             ---------------------------------

-------------------------------------------------------------------------------
 11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         91,500
-------------------------------------------------------------------------------
 12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

-------------------------------------------------------------------------------
 13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%
-------------------------------------------------------------------------------
 14.     TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
  CUSIP NO. 156671-10-9                                PAGE 4 OF 9 PAGES
---------------------------------             ---------------------------------


-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Jane Y. Eades, individually and as a trustee of The Eades Foundation
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [  ]
                                                                     (b) [  ]

-------------------------------------------------------------------------------
 3.      SEC USE ONLY



-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO  ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
     NUMBER OF
                                    10,000
      SHARES               ----------------------------------------------------
                           8.       SHARED VOTING POWER
   BENEFICIALLY
                                    81,500
     OWNED BY
                           ----------------------------------------------------
       EACH                9.       SOLE DISPOSITIVE POWER

    REPORTING                       10,000
                          -----------------------------------------------------
      PERSON               10.     SHARED DISPOSITIVE POWER

       WITH                        81,500

                                     SCHEDULE 13D

---------------------------------             ---------------------------------
  CUSIP NO. 156671-10-9                                PAGE 5 OF 9 PAGES
---------------------------------             ---------------------------------

-------------------------------------------------------------------------------
 11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         91,500

-------------------------------------------------------------------------------
 12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

-------------------------------------------------------------------------------
 13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%
-------------------------------------------------------------------------------
 14.     TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
  CUSIP NO. 156671-10-9                               PAGE 6 OF 9 PAGES
---------------------------------             ---------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to shares of Beneficial Interest (the "Shares"), of Century Realty Trust, (the "Company"). The address of the Company's principal executive office is 320 Meridan Street, Suite 823, Indianapolis, IN 46204.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  David C. Eades
          (b)  1701 Broadmoor Drive, Suite 200, Champaign, IL 61821
          (c)  Managing General Partner
               Regency Associates Limited Partnership, same address as above
          (d)  No
          (e)  No
          (f)  USA


          (a)  Jane Y. Eades
          (b)  5 Lyndhurst Place, Champaign, IL 61820
          (c)  Retired
          (d)  No
          (e)  No
          (f)  USA

          (a)  The Eades Foundation, an Illinois charitable Trust
          (b)  1701 Broadmoor Drive, Suite 200, Champaign, IL 61821
          (c)  NA
          (d)  No
          (e)  No
          (f)  USA

          (a)  Helen Virginia Eades Trust, an Indiana Trust
          (b)  330 Cross Pointe Boulevard, Evansville IN 47715-2736
          (c)  NA
          (d)  No
          (e)  No
          (f)  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Recent purchase on February 26, 2001, personal funds of $17,665 used. Prior purchases extended over many years using personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

     Purchases of the Company's securities were primarily for investment. In the past, discussions were held regarding a possible merger between the Company and entities controlled by the reporting person, David C. Eades. No merger discussions are currently active, but possible interest remains. The acquisition of additional securities of the Company is possible.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
  CUSIP NO. 156671-10-9                                PAGE 7 OF 9 PAGES
---------------------------------             ---------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


     For purposes of this Schedule 13D, the shares of beneficial interest held by each of David C. Eades and Jane Y. Eades have been aggregated, however, each person disclaims beneficial ownership of the shares held by the other.

          David C.Eades

          (a)  91,500/5.3%

          (b) Sole power to vote and dispose of 66,700; power to vote and dispose of 5000 shares owned by Helen Virginia Eades Trust is shared with James R. McKinney as trustees of this entity; power to vote and dispose of 9,800 shares owned by The Eades Foundation is shared by David C. Eades and Jane Y. Eades as trustees of this entity. Also includes 10,000 shares owned by Jane Y. Eades individually for which David C. Eades disclaims beneficial ownership.
          (c) 1,500 shares were purchased by Mr. Eades individually on February 26, 2001 at $11.625 per share through J.J.B. Hilliard, W.L. Lyons, Inc. on the Nasdaq Small Cap Market.
          (d)  NA
          (e)  NA


          Jane Y. Eades
          (a)  91,500/5.3%
          (b) Sole power to vote and dispose of 10,000 (includes 4,000 shares owned by the mother of Jane Y. Eades for which Jane Y. Eades has sole voting power pursuant to a power of attorney); power to vote and dispose of 9,800 shares owned by The Eades Foundation is shared by Jane Y. Eades and David C. Eades as trustees of this entity. Also includes 71,700 shares owned by David C. Eades for which Jane Y. Eades disclaims beneficial ownership. (c) NA (d) NA
               (e) NA


          The  Eades Foundation
          (a)  9,800
          (b) Power to vote and dispose of the 9,800 shares owned by The Eades Foundation is shared by Jane Y. Eades and David C. Eades as trustees of this entity.
          (c)  NA
          (d)  NA
          (e)  NA

          Helen Virginia Eades Trust
          (a)  5,000
          (b) Power to vote and dispose of the 5,000 shares owned by the Helen Virginia Eades Foundation is shared by David C. Eades and James
               R. McKinney as trustees of this entity.
          (c)  NA
          (d)  NA
          (e)  NA

 SCHEDULE 13D

---------------------------------             ---------------------------------
  CUSIP NO. 156671-10-9                               PAGE 8 OF 9 PAGES
---------------------------------             ---------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         David C. Eades and Jane Y. Eades, husband and wife, have agreed that this Schedule 13D shall be filed jointly and such written Statement of Agreement shall be filed as Exhibit A to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Statement of Agreement between David C. Eades and Jane Y. Eades regarding joint filing of this Schedule 13D

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 2, 2001

                                            /s/ David C. Eades
                                            ------------------------





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 28, 2001

                                            /s/ Jane Y. Eades
                                            -----------------------

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
  CUSIP NO. 156671-10-9                                PAGE 9 OF 9 PAGES
---------------------------------             ---------------------------------

                                    Exhibit A

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D

     David C. Eades and Jane Y. Eades, husband and wife, hereby agree that Statement on Schedule 13D to which this Agreement is attached is filed on behalf of each one of them pursuant to Rule 13d-1(k) (1) (iii).


Dated as of: February 28, 2001
                                               /s/ David C. Eades
                                               ---------------------------
                                               David C. Eades


                                               /s/ Jane Y. Eades
                                               ---------------------------
                                               Jane Y. Eades